October 7, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell and Tim Buchmiller

Re:	Shattuck Labs, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 5, 2020

File No. 333-248918

Ladies and Gentlemen:

On behalf of Shattuck Labs, Inc. (the “Company”), this letter responds to the comment of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated October 6, 2020 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed on October 5, 2020. The Staff’s comment is set forth below, followed by the Company’s response. The page reference in our response corresponds to the page numbers of Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”), which is being filed today.

Intellectual property rights of third parties could adversely affect our ability to develop or commercialize our product candidates, page 50

1.

We note your disclosure regarding the recently allowed patent application referred to in this risk factor that “may impact [y]our competitive position with respect to SL-172154.” Please revise to provide additional information so that investors can adequately evaluate this risk. Please also revise your risk factor to clarify, if true, that if you would be required to obtain a license in order to commercialize your product candidate, you may not be able to obtain such license on commercially reasonable terms or at all.

In response to the Staff’s comment regarding the providing of additional information, the Company has revised its disclosure on page 51 of the Amendment. In response to the Staff’s comment regarding the potential risk of obtaining a license on commercially reasonable terms or at all, the Company respectfully advises that it believes the disclosure currently contained in the Registration Statement on page 52 is appropriate and sufficient.

U.S. Securities and Exchange Commission

October 7, 2020

If you have any questions regarding the Amendment or the response set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Taylor Schreiber, Shattuck Labs, Inc.

Erin Ator Thomson, Shattuck Labs, Inc.

Branden C. Berns, Gibson, Dunn & Crutcher LLP

B. Shayne Kennedy, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

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